Filing by Wells Fargo Variable Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Variable Annuity Trust (SEC File No. 33-83100) and Wells Fargo Variable Trust (SEC File Nos. 333-74283).

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Product Alert

Integration Update

April 26, 2010

Proposed Mergers of Wells Fargo Advantage and Evergreen Variable Trust/Variable Annuity Funds: Frequently Asked Questions

On April 26, 2010, a definitive prospectus/proxy statement that proposes the mergers of certain Wells Fargo Advantage and Evergreen variable trust/variable annuity funds was filed with the Securities and Exchange Commission (SEC). The proxy seeks shareholder approval for the merger of six Evergreen Funds and four Wells Fargo Advantage Funds® into seven acquiring Wells Fargo Advantage Funds. The proposed Fund mergers are expected to be nontaxable events for U.S. federal income tax purposes.

The prospectus/proxy statement is the final of 11 proxy statements that were filed with the SEC as part of an overall plan to reorganize the Evergreen Funds into the Wells Fargo Advantage Funds family.

The following questions and answers are intended for shareholders and investment professionals who have questions about these proposed mergers.

Overview

Which variable trust/variable annuity Fund merger proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the merger of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the closing of the merger, shareholders will hold the shares of an acquiring Fund with a total dollar value equal to the total dollar value of the shares of the target Fund that they held before the closing. The target Funds and the corresponding acquiring Funds are listed in the table below:

Fund Mergers Subject to Shareholder Approval

Target (Merging) Funds	Acquiring Fund	Acquiring Fund Portfolio Managers
Evergreen VA Core Bond Fund	Wells Fargo Advantage VT Total Return Bond Fund	Troy Ludgood Thomas O'Connor Wells Capital Management
Evergreen VA Fundamental Large Cap Fund Wells Fargo Advantage VT Large Company Core Fund	Wells Fargo Advantage VT Core Equity Fund[1]	Walter McCormick Emory Sanders Wells Capital Management
Evergreen VA Growth Fund	Wells Fargo Advantage VT Small Cap Growth Fund	Cam Philpott Stuart Roberts Wells Capital Management
Evergreen VA International Equity Fund	Wells Fargo Advantage VT International Core Fund[2]	Francis Claro Wells Capital Management
Evergreen VA Omega Fund Wells Fargo Advantage VT Large Company Growth Fund	Wells Fargo Advantage VT Omega Growth Fund[1]	Aziz Hamzaogullari Wells Capital Management
Evergreen VA Special Values Fund	Wells Fargo Advantage VT Small/Mid Cap Value Fund[3]	I. Charles Rinaldi Wells Capital Management
Wells Fargo Advantage VT C&B Large Cap Value Fund Wells Fargo Advantage VT Equity Income Fund	Wells Fargo Advantage VT Intrinsic Value Fund[1]	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management

1. This Fund will be newly created in order to receive the assets of the target fund(s) upon completion of the merger.

2. The Wells Fargo Advantage VT International Core Fund will be renamed the Wells Fargo Advantage VT International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

3. The Wells Fargo Advantage VT Small/Mid Cap Value Fund will be renamed the Wells Fargo Advantage VT Small Cap Value Fund on or about May 1, 2010, and is expected to make certain changes to its investment objective and strategies at that time.

Will the proposed mergers result in any federal tax liability for shareholders?

No. Each proposed merger is expected to be a nontaxable event for U.S. federal income tax purposes.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved these proposals?

Yes. The Boards have unanimously agreed that these mergers are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

Why have the Boards recommended that shareholders vote in favor of the mergers?

Among the factors the Boards considered in recommending these mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are similar.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the mergers.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Each proposed merger is expected to be a nontaxable event for U.S. federal income tax purposes.

What is the timeline for the mergers and reorganizations?

Time Frame	Event
March 10, 2010	Record date for special shareholder meetings.
April 2010	Proxy materials will be mailed to shareholders of record as of March 10, 2010.
June 8, 2010

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

July 16, 2010	If approved by shareholders, the mergers will occur on or about July 16, 2010, at the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on June 8, 2010.

Who is entitled to vote?

Underlying variable contract holders who owned shares of the target Funds on the record date, which is March 10, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to provide voting instructions to their insurance companies.

What if a certain Fund’s shareholders do not approve its merger proposal?

If this occurs, the merger will not take place for that Fund, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

If shareholders approve the proposals, when will the mergers and reorganizations take effect?

Upon shareholder approval, the mergers are expected to become effective after close of business on July 16, 2010.

Will anyone call variable contract holders regarding the proxy?

At this time, there are no plans to call the underlying variable contract holders.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, Evergreen Investments Management Company, LLC, or one of their affiliated companies will pay for all expenses incurred for this proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their insurance company or investment professional. If they have any questions about how to vote, they may call our proxy solicitor, The Altman Group, at 1-866-207-2333 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday.

Reorganization Process

Can the underlying variable contract holders exchange or redeem their shares before the proposed merger takes place?

If the underlying contract holders wish to do so, they may contact their investment professional or insurance company.

What will happen to the price of the acquiring Fund on the day of the proposed merger?

The price of the acquiring Fund will be impacted by the performance of the securities in its portfolio on the date of the reorganization. However, the proposed reorganization by itself will not affect the share price of the acquiring Fund.

What share classes will current shareholders own after the proposed mergers of their target Fund into an acquiring Wells Fargo Advantage Fund?

Shareholders who own this target Wells Fargo Advantage Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Evergreen VA Core Bond Fund	2	Wells Fargo Advantage VT Total Return Bond Fund	2[1]
Evergreen VA Fundamental Large Cap Fund	1	Wells Fargo Advantage VT Core Equity Fund	1
	2		2
Evergreen VA Growth Fund	1	Wells Fargo Advantage VT Small Cap Growth Fund	1[2]
	2		2[1]
Evergreen VA International Equity Fund	1	Wells Fargo Advantage VT International Core Fund[3]	1[2]
	2		2[1]
Evergreen VA Omega Fund	1	Wells Fargo Advantage VT Omega Growth Fund	1
	2		2
Evergreen VA Special Values Fund	1	Wells Fargo Advantage VT Small/Mid Cap Value Fund[4]	1[2]
	2		2[1]
Wells Fargo Advantage VT C&B Large Cap Value Fund	NA5	Wells Fargo Advantage VT Intrinsic Value Fund	2
Wells Fargo Advantage VT Equity Income Fund	NA5	Wells Fargo Advantage VT Intrinsic Value Fund	2
Wells Fargo Advantage VT Large Company Core Fund	NA5	Wells Fargo Advantage VT Core Equity Fund	2
Wells Fargo Advantage VT Large Company Growth Fund	NA5	Wells Fargo Advantage VT Omega Growth Fund	2

1. Upon completion of the proposed merger, the Fund will rename its single, unnamed share class as Class 2 shares.

2. This share class will be created to receive the assets of the corresponding share class of the current Evergreen Fund.

3. The Wells Fargo Advantage VT International Core Fund will be renamed the Wells Fargo Advantage VT International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

4. The Wells Fargo Advantage VT Small/Mid Cap Value Fund will be renamed the Wells Fargo Advantage VT Small Cap Value Fund on or about May 1, 2010, and is expected to make certain changes to its investment objective and strategies at that time.

5. The Fund currently has a single, unnamed share class.

What’s the difference between Class 1 and Class 2 shares?

Class 1 shares of the Wells Fargo Advantage Funds variable trust funds will not pay a 12b-1 fee. For Class 2 shares, the Wells Fargo Advantage Funds have adopted a 12b-1 distribution plan. This plan authorizes the payment of all or part of the cost of preparing and distributing prospectuses, annual and semi-annual reports, and other materials to prospective beneficial owners of each Fund’s shares, and the payment of compensation to participating insurance companies. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets. These fees are paid out of each Fund’s assets on an ongoing basis.

How do the expenses of each share class of the acquiring Funds compare to the target Funds?

In the majority of cases Fund expenses will be the same or lower. However, in two instances, current Wells Fargo Advantage Funds shareholders will pay slightly higher expenses than they do today. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statement.

Additional Information About the Proposed Fund Family Integration

Where can I find detailed information about the mapping of share classes for all of the Funds in the proposed lineup?

A Wells Fargo Advantage Funds and Evergreen Funds Merger Conversion Tool is available on our Web sites. Please visit the following links:

Evergreen Investments Web site: evergreeninvestments.com

Wells Fargo Advantage Funds Web site wellsfargoadvantagefunds.com/wf/home/integrtion tool/wfaf.jsp

Will current shareholders of an acquiring Wells Fargo Advantage Fund receive a combined prospectus/proxy statement?

No. In cases where one or more Evergreen Fund and/or Wells Fargo Advantage Fund is merging into an existing Wells Fargo Advantage Fund, only the Evergreen Funds shareholders or target Wells Fargo Advantage Funds shareholders will receive a combined prospectus/proxy statement.

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes take effect, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will redirect to wellsfargo.com/advantagefunds.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund’s prospectus for additional information on these and other risks.

Carefully consider a Fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

CoreBuilder Shares are a series of investment options within the separately managed accounts advised or subadvised by Wells Fargo Funds Management, LLC. The shares are fee-waived mutual funds that enable certain separately managed account investors to achieve greater diversification than smaller managed accounts might otherwise achieve.

Wells Capital Management is a registered investment adviser and wholly owned subsidiary of Wells Fargo Bank, N.A.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 122786 04-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE